CONTRACTOR+

The AI operating system for build & service contractors


CONTRACTOR
PLUS

contractorplus.app Orlando, FL

Technology | Marketplace | Notable Angel | B2B | SaaS

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Investment Memo
An investor has written an Investment Memo

Regular Updates
Founders have a strong track record of investor updates.

1. Revenue grew from ~$26K in 2021 to a ~$1M run rate today, nearly 38x, compounding over 100% annually
2. 85k+ users, ~90% ICP-user gross retention rate
3. 4x faster estimates, 28% faster job turnaround & 38% less time on admin v. existing workflows
4. 4.7-star average rating across Capterra, G2, App Store & Google Play
5. AI-powered estimating & conversational workflow automation for contractors
6. Fully-integrated into leading accounting software QuickBooks & Square; custom integration with Angi
7. On track to $1.9M ARR by Q3 2027 (not guaranteed)
8. CEO a 3x founder, 1 exit. CTO a national finalist at Microsoft's Imagine Cup, "the olympics of tech"

Featured Investors



Kurt Grela Follow Invested $57,500

Crypto and startup investor; founder of Think Exponential, with more than a decade of experience investing in blockchain and digital assets.

Mike Demler Follow — Invested $36,000

Software engineer. $100m+ exit. One of our earliest investors.

Teel Mountain Capital Follow — Invested $25,000

Board member with a military and defense technology background. Previously exited Bluestone Analytics to CACI; now CEO of Drone Fleet.

Kingscrowd Capital Follow | Join the syndicate — Invested $10,000

KingsCrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Contractor+ has built a robust solution priced for widespread adoption by these smaller general contracting firms. Today's major players in field service management are focused on selling to the massive general contracting players representing billions of dollars in revenue. There is a clear gap in the market that Contractor+ has managed to fill while still running a sustainable and growing business. Additionally, the founding team at Contractor+ has the perfect balance of technological exper..."

Read More

View Investment Memo



Brandon Schlichter Follow — Invested $7,650

Entrepreneur and investor-educator reaching more than 6M followers across YouTube and TikTok; operator of a portfolio that includes roofing, laundromats, car washes, and real estate.
investmentjoy.com

& 486 more

Team



Justin Smith Co-Founder & CEO

3x founder with 1 exit. Co-founded Dollar SEO Club (acquired by WebDev.com, 8-figure company). Scaled property management operation to $1.2M in revenue across 850+ properties. Led handyman business to ~$3M in annual revenue. Full Sail University BS, MS.

contractorplus.app



Roshan Sethia Co-Founder & CTO

Platform architect & repeat founder. Former CTO of SpryOX, where he led a 30+ person engineering team building enterprise and mobile products globally. Microsoft Imagine Cup national finalist. University of Mumbai Engineering BS.



Brandon Schlichter Advisor (Customer & Brand)

Investor-educator. Founder of Investment Joy and owner of H.C. Anderson Roofing. Brings an audience of 6M+ contractors and small-business owners and advises Contractor+ on customer and investor growth.



Michael Fied Advisor (Marketing & Growth)

Marketing growth titan. Founder & CEO of WebDev.com, driving $500M+ in added revenue for Fortune 500 & SMB clients at a 96% retention rate. Founded Alpha Brands & SpamBurner. Advises Contractor+ on customer acquisition & growth.

Advises Contractor+ on customer acquisition & growth.

webdev.com



Hemdeep Dulthummon Advisor (Strategy & Finance)

Financial strategy operator. Credit Structuring Lead at MCB Group, following 2 years as Head of Strategic Finance at Aigen ($14M Series A for AI agricultural robotics). Purdue MS, Electrical & Computer Engineering. Yale MBA.

📰Why Contractor+?


The work scales.
The paperwork doesn't.
ESTIMATE
Client Details
Jessica K.
New Estimate +
More Actions
Add Activity
32°
Timeline
Estimates
Invoices
Tasks
$151,663.22
$14,641.85
$14,641.85

Every new job should grow a contracting business, not bury its owner in estimates, invoices, scheduling, payment follow-up, and customer communication. Contractor+ brings those workflows into one AI-powered platform, so contractors can spend less time on admin and more time winning work, serving customers, and building the business.

Millions of contractors hit a revenue ceiling around $2M because paperwork becomes the bottleneck. Most are stuck cobbling together 6-10 different software tools instead of having one platform built for them.

Founder and CEO Justin Smith grew up around contracting – his mother is a general contractor. Later, while helping scale a property operation serving 850+ properties, he saw the bottleneck firsthand: every work order, estimate, invoice, and customer follow-up passed through the owner's desk. Contractor+ is the system he wished had existed then.

Together with co-founder and CTO Roshan Sethia, Justin built a mobile-first platform for the truck, the roof, and the jobsite – not an office workflow retrofitted for the field.


Industries we serve
General Contractor
Drywall
Landscaping
Carpentry
Plumbing
Mechanical
Snow Removal
Carpet Cleaning
Construction
Invoicing & Cleaning
Lawn Care
Chimney Sweeping
HVAC
Restoration
Paving
Elevator
Remodeling
Irrigation
Solar
Excavation
Painting
Fence
Janitorial
Garage Door
Roofing
Flooring
Irrigation
Handyman
Junk Removal
Pest Control
Pressure Washing
Septic & Pump
Locksmith
Pool & Spa
Property Maintenance
Small Engine Repair
Electrician
Tiling
Tree Care
Window Cleaning

Today, Contractor+ has reached $1M in revenue run rate, 4,000+ paying contractors, and 85,000+ registered users with $0 VC funding and nearly no sales team. With global expansion on the horizon, we're taking on a $20B global opportunity at the

intersection of field service, contractor management, inventory management, and on-demand staffing.

Consistent growth YoY. 57K+ businesses served.



Monthly active users
10k
Businesses served
57k+
Freemium signups
85k
No ad spend
Gross retention
90%+
ICP customers*
*Ideal Customer Profile: contractors with 5+ crew who take card or ACH payments

Contractor+ reached 10,000 monthly active users without a sales team or paid advertising. Today, the platform serves more than 4,000 paying contractors.

We've generated $645,629 in FY2025 revenue, compared with $479,309 in FY2024. From January through July 2026, it generated $492,898. July 2026 revenue was $78,385, including $64,517 in base subscription MRR.

Customers choose Contractor+ because we supercharge small trade businesses with AI tools and back-office power that is reserved for companies ten times their size. Once a contractor's estimates, invoicing, and customer history all live in one system, ripping it out means rebuilding their whole operation from scratch.



Our ideal customer profile (ICP) users see
90%+
retention
ICP contractors are those who have 5+ team members and take card or ACH payments

The company is now adding a focused sales motion for larger Max accounts while continuing the product-led growth that built the base.



7M+ contractors in America are leaving money on the table.

There are 7 million individuals employed in the American construction industry. Those small contractors carry a giant administrative burden – every new job creates more administrative work, placing a ceiling on growth.

The U.S. construction market is dominated by small operators. Nearly 3 million construction establishments have no paid employees, and 91% of payroll establishments have fewer than 20. For these businesses, the owner is often the estimator, dispatcher, salesperson, bookkeeper, and collections department.



2.3M+
U.S. contracting businesses
1 in 3
Use no field service software
$25–50k
Per year for a full tech stack
$1,500+
Per month on legacy software for a small team

SaaS transformed retail, healthcare, even parking meters. Contractors were left behind, stuck with expensive, outdated enterprise software and generic tools that were never built for the way a contracting business actually runs.

were never built for the way a contracting business actually runs.


Legacy field software comes with...
Two-year contracts
Minimum monthly fees upwards of $1,500
Outdated interfaces
Limited AI integration

The usual answer is a fragmented tech stack: one tool for CRM, another for estimates, another for e-signatures, another for email, and still more for scheduling, payments, phone, and marketing. Retrofitting general-purpose software not built with this industry leaves contractors no choice but to buy several different tools and stitch them together. We call this the Frankenstack.


A contractor's worst nightmare...
The "FRANKENSTACK"
6-10 tools that compete with each other
mailchimp
zapier
salesforce
slack
DocuSign
asana
$25k-$50k per year to maintain

More than a third of the 7M+ contractors in the US go without field service software, and the ones who use it, pay for it in overhead: most contractors cap out around $2 million a year in revenue. The business can have demand and still hit a ceiling because the back office cannot scale with the crew.

The operating system built for contractors.

Contractor+ replaces the fragmented stack with a mobile-first platform that brings AI into core field and back-office workflows.

From one login, contractors can manage CRM, estimates and invoices, scheduling and dispatch, contracts, job costing, payments, phone and SMS, client communication, time and mileage, project management, lead tracking, bookkeeping, and more.


The features you need
CRM
Field Service Management
Lead Generation
Bookkeeping
Estimates & Quotes
Deal Flow Tracking
Scheduling
Client Portal
Invoicing & Collections
Two-Way Communication
Time Clock
Mileage Tracking
Asset Tracking
Reporting
PRO Website
Big Chief AI
Estimatic AI





Users simply open Contractor+, build an estimate on-site, and send the invoice before leaving the job – **all in minutes.**

An estimate used to mean a night at the kitchen table with a price book and a calculator. Our Estimatic AI uses the contractor's own pricing and local cost data to help build estimates faster. It's the difference between a contractor who quotes five jobs a week and one who quotes five a day, and a customer who waits five days for a price and one who gets it instantly.

Our Big Chief AI can handle phone conversations and move routine follow-up forward when the contractor is on the job by identifying which customer is calling. Because the workflow lives in one system, the estimate, customer history, schedule, payment status, and next action stay connected.


Contractors who switch to Contractor+ see
4x faster estimates
28% faster job rounds
38% reduced administration time

Contractor+ Max costs $6,000 a year for what runs $25,000 to $50,000 for a comparable tech stack. For a small business, that's substantial money invested back in the business instead of locked up in software.


CONTRACTOR PLUS
Stitched-together stack
$0K
$10K
$20K
$30K
$40K
$52K

Contractor+ frees contractors to take the bigger job without wondering who's going to do the paperwork, to hire a second crew, then a third, to hand a customer a price on the spot and look like the most professional one that showed up that week. The result is not just more software. It is a more professional, responsive way to run the business.

What competitors can't nail.

We meet contractors where they actually work – in a truck, on a roof, mid-job, with an AI app that keeps up.



Competitor apps were built for the desktop and retrofitted for mobile. Contractor+ was designed mobile-first. A contractor can create an estimate, collect a signature, schedule the work, and send an invoice while standing in a customer's driveway.

Contractor+'s all-in-one stack of AI-powered tools provide contractors more services compared to competitors. The platform is fit to serve a wide range of build and service trades, including general contractors, roofing, HVAC, plumbing, electrical, landscaping, remodeling, painting, restoration, property maintenance, and more.

	Contractor Plus	ServiceTitan	Jobber	Housecall Pro
Estimating & Invoicing	✓	✓	✓	✓
Scheduling & Dispatch	✓	✓	✓	✓
AI Estimating	✓ Pro	Add-on	✗	✗
Business Phone System	✓ Pro Team	Add-on	Add-on	Add-on
Starting Price	$0 Free Forever	Quote only	$29/mo	$59/mo
Unlimited Users, One Flat Price	✓ Max	✗ Per Technician	✗ Per User Tier	✗ Per User

✓ = Included Add-on = Separate Purchase ✗ = Not Offered

Pricing and features from publicly listed plans as of September 2026, annual billing. ServiceTitan does not publish pricing.

For larger operators, Contractor+ Max includes unlimited team members rather than a per-seat model, helping the software scale with the crew without increasingly growing software expenses.



Estimatic AI
What do you want to change about this estimate?
Advanced Settings
Preferred Supplier
Cancel
Edit Estimate
Our estimating engine is patent-pending in the US and India, trained on each contractor's own pricing and local material costs.

The pricing data accumulates per account – all data including every call recorded, invoice, and customer's full history lives in one system that grows more useful the longer it runs, another reason why customer turnover is low.

Competitor softwares run a one-way portal: a general contractor invites subcontractors in, and the relationship ends there. With Contractor+ it runs both directions – a subcontractor who gets invited onto one job can create their own workspace, then turn around and hire out their own work on the same platform. A portal-based competitor can't match that without redesigning how their product thinks about contractor relationships.

Award-winning trust among customers & industry giants.



SUMMER 2026
Leader
Capterra
SHORTLIST
2026
Software Advice
FRONT RUNNERS
2026
Capterra
Software Advice
App Store
Google Play
Featured in
Forbes
KINGSCROWD
PR Newswire
yahoo!finance

Contractor+ has earned a 4.7+ average rating across Capterra, G2, the App Store, and Google Play, alongside recognition from G2, Software Advice, GetApp, and Capterra.



I knew I needed to get it together if I seriously wanted to grow my


more workers and take on more
jobs. Contractor+ has made that
possible... They provide contractors
with just about everything they could
ever need."
JUSTIN MCNICHOLS
TPB CONSTRUCTION
CONSTRUCTION
740-637-1272
740-412-2781
TPB
CONSTRUCTION

The trust extends to industry players. Angi, the leading home services marketplace that connects homeowners with local contractors, sent Contractor+ so much business that they rebuilt their own integration, so a contractor can now connect directly inside Angi with no manual setup.

This trust extends to industry players. Our platform also integrates with the systems contractors already rely on, including QuickBooks and Square. Industry relationships with Angi (the largest home services marketplace) and ABC Supply and QXO (the two largest roofing and exterior material distributors in the US), and EagleView & Hover. These partnerships help bring leads, purchasing, invoices, material pricing and measurements embedded into the contractor's core workflow.


0:00 / 2:18

Built by a 3× founder, backed by a board with 2× $100M+ exits.


Contractor+ is supported
by a powerful board
including Michael Demler, whose company Brink Software sold for over $100M,
and Liam Bowers with a comparable $100M+ exit at Bluestone Analytics.
Contract+ Team
Board Members
Justin Smith
Roshan Sethia
Michael Demler
Liam Bowers
Advisors
AIGEN
BRINK
WHITE LABEL MFG.
webdev.com
investmentjoy.
Yale

Co-founders Justin Smith and Roshan Sethia have built companies together since 2009. Justin brings direct contracting and property-operations experience; Roshan brings enterprise and mobile product architecture. Their previous company, Dollar SEO Club, was acquired by WebDev.com – Michael Fied, CEO of WebDev.com, is an active advisor of Contractor+ today.

Justin is a serial entrepreneur and relentless innovator with decades of building companies. He ran the handyman and maintenance division of a property

management company, staffing 45+ contractors and growing it to $1.2M in annual revenue. He later spent five years as COO of SpryOX with Roshan.

The board and advisor group adds operating experience across software exits, finance, defense technology, customer acquisition, and the trades: Hemdeep Dulthummon, Head of Strategic Finance at Aigen, an AI-driven agricultural robotics company, and Yale MBA; Ethan Logan, CEO of White Label Mfg. and an advisor or investor to 50+ B2B SaaS startups; and Brandon Schlichter, owner of H.C. Anderson Roofing Co., brings his 6M+ audience of contractors and small-business owners directly into Contractor+'s corner.

A billion-dollar market hiding in plain sight.


LIVE TODAY
Field service management
$6.7B
11.0% CAGR
SHIPPING IN 2026
Contractor management
$5.65B
13.0% CAGR
Inventory management
$3.9B
8.9% CAGR
Combined category spend, global 2026
~16.3B
Servicable market
~$1.3B/yr
Launch markets
United States
Canada
UK
Australia

Contractor+ is focused on the millions of small build and service businesses that are too complex for generic tools and often underserved by enterprise field-service software.

In U.S. construction alone, the latest Census-derived data cited by CPWR identifies 2.9 million nonemployer establishments. Across 2014 to 2023, an average of 91% of construction payroll establishments employed fewer than 20 people.

The current business is U.S.-focused. Contractor+ plans to localize pricing and tax handling for Canada, the United Kingdom, and Australia, extending the same product into additional English-speaking trade markets. Any market-size estimate for those launch markets should be supported by a non-overlapping, country-by-country model before publication.

A subscription that pays for itself five times over.

Contractor+ offers a free entry point, paid tiers for solo operators and teams, and a Max plan for larger contractors at $597/mo with unlimited seats. Paid plans open up advanced CRM, unlimited estimates and invoices, scheduling, job costing, business phone, AI, integrations and API & MCP access.


Revenue grows through:
Subscriptions
Payment processing
Voice and AI usage above included credits
Contractor+ Local marketing services
Additional services and partner revenue

Contractors start free and upgrade as their teams and job volume grow. That is how

the customer base was built, without a sales team or paid advertising. Businesses generating $1M+ in annual revenue skip the free tier and come in through a sales conversation for Max.



All contractors can start on a free account and upgrade as their business grows.

And there's no charge to invite subcontractors, ever. Invite up to 10 on Pro Team, unlimited on Max.

A free subcontractor management product is now in development, so a general contractor can invite their subs onto the platform and give each one a workspace to run their own business.

Average revenue per user across the full customer base, including legacy pricing, has climbed from about $32 a month to $63.04 as of Q3 2026, and is expected to continue an upward trend as more of these revenue lines come online.

$1M in run rate today. $100M by 2031.


CURRENT RUN RATE
$1M
24-MONTH TARGET
$2.4–3.9M
5-YEAR TARGET
$100M+
$100M
$10M
$1M
Today
2 years
3 years
4 years
5 years
*Future projections not guaranteed

Contractor+ generated $645,629 in FY2025 revenue and $492,898 from January through July 2026. July 2026 revenue was up 27.8% from January. We project approximately $1M in FY2026 revenue (not guaranteed).

New capital goes to marketing, sales, and support, and to localizing the product for international markets. Calculated paid acquisition feeds a sales team that closes larger accounts, with 4 to 6-month payback periods and LTV ranging from roughly $4,500 up toward $18,000+ depending on plan and account profile.


CAC PAYBACK
4–6 months
vs. 11–18 month SMB SaaS norm
CUSTOMER LTV
$4.5k–$18k+
Higher-tier plan at the top end
Paid acquisition
Sales team closes
Larger accounts

Bringing Contractor+ to contractors around the world

contractors around the world.

Our product roadmap is designed to deepen the system contractors already use, add a new collaborative growth loop, and take the platform into more English-speaking trade markets without rebuilding the core product.



International expansion to
Canada, the United Kingdom,
and Australia underway

We recently launched Big Chief AI and our subcontractor management feature is shipping this quarter. This is the last major piece of the tech platform.



Product roadmap
Estimatic AI
Shipped, AI estimates
Subcontractor Management
Ships in 7–8 weeks
International
Canada Nov, UK/AU EOY
Growth engine
100% of new capital funds this growth engine
Agentic SDR
Qualifies leads 24/7
Closing team
Closes ~$5k deals
Street team
Scaling to new cities

Due to the naturally collaborative nature of contracting work, subcontractor management is a key to our growth. When a contractor takes on a job, they subcontract out the pieces they don't do themselves to others.

Contractor+ makes inviting subcontractors free and each one gets their own workspace with the contractor they already added as a client. From there they can send bids, accept work offers, and manage the whole relationship inside the platform.



GC invites
To bid on a job
Subcontractor joins
Free account
Becomes a customer
A share convert to paid
Repeats every time a contractor subs out a job

We are on track to launch in Canada, the UK, and Australia this year. No new product needs to be built.

The same market that built billion-dollar companies.



Public
ServiceTitan
$1B
Revenue
$7B
Market cap
Nine-figure revenue
JOBBER
$1B+
Valuation
Nine-figure revenue
Public


Housecall Pro
$1B+
Valuation
PROCORE
$8.4B
Valuation

ServiceTitan and Procore have shown that contractors and construction businesses can support large, durable software platforms. Contractor+ is pursuing a different wedge: a mobile-first operating system for small and mid-sized build and service contractors that want one connected workflow rather than a collection of point tools.

Contractor+ is early in that category, at a $1M revenue run rate with the product built and the sales engine just warming up.

Contractors build everything around us. Invest in what we're building for them.

Retail has Shopify. Restaurants have Toast. Contractors have spent too long running serious businesses through text threads, phone calls, and disconnected software.

Contractor+ was built alongside the people who use it and it has reached thousands of paying customers without institutional venture capital. We've touched 57,000+ businesses and hit a $1M revenue run rate with 90%+ retention.

Now, we're adding a sales engine, completing the next major product layer, and preparing to enter new markets and we're bringing the community with us.

Join us in bringing Contractor+ to contractors across the world. Invest in Contractor+ today. wefunder.com/contractor


Invest in
CONTRACTOR
PLUS